UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

ORGENESIS INC.
(formerly Business Outsourcing Services, Inc.)
(Name of Issuer)

Common Stock, par value $0.0001
(Title of Class of Securities)

68619K 105
(CUSIP Number)

copy to:
Clark Wilson LLP
c/o Bernard Pinsky
800-885 West Georgia Street
Vancouver, British Columbia V6C 3H1
(604) 687-5700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 7, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d -7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No.	68619K 105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oded Shvartz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel and Romania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,967,890
	8	SHARED VOTING POWER N/A
	9	SOLE DISPOSITIVE POWER 21, 967,890
	10	SHARED DISPOSITIVE POWER N/A
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,967,890
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22% based on 98,487,674 shares issued and outstanding as of August 11, 2015.
14	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.	Security and Issuer

This Statement relates to common stock, par value of $0.0001, of Orgenesis Inc. (formerly, Business Outsourcing Services, Inc. (the “Issuer”)). The principal executive offices of the Issuer are located at 20271 Goldenrod Lane, Germantown, MD 20876 .

Item 2.	Identity and Background

(a)	Oded Shvartz.

(b)	Mr. Shvartz has a business address at 130 Biruintei Bvd., Pantelimon, Ilfov, Romania.

(c)	Mr. Shvartz is the President of Amraz Romania Srl.

(d)	Mr. Shvartz has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)

Mr. Shvartz has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Shvartz is a citizen of Israel and Romania.

Item 3.	Source and Amount of Funds or Other Considerations

Mr. Shvartz acquired 317,912 1 restricted shares of common stock of the Issuer on June 28, 2011. The transaction was effected pursuant to an Affiliate Stock Purchase Agreement dated June 5, 2011 among Mr. Guilbert Cuison, Mr. Jerome Golez and Mr. Shvartz, whereby Mr. Shvartz purchased 158,956 (pre-split) shares from Mr. Guilbert Cuison and 158,956 (pre-split) shares from Mr. Jerome Golez in consideration for an aggregate purchase price of US $3,973.90. These shares were acquired with available cash on hand. The shares were initially held in escrow subject to certain conditions, but were released from escrow in 2013.

In addition, on June 28, 2011 Mr. Guilbert Cuison and Mr. Jerome Golez granted to Mr. Shvartz an option ("Option") dated June 5, 2011, to purchase up to a total of 309,742 restricted (pre-split) shares of common stock of the Issuer (with each of Mr. Guilbert Cuison and Mr. Jerome Golez having 154,871 (pre-split) shares subject to the Option) (the "Option Shares") at a price of $0.0125 per Option Share. Option exercise was conditional on the Issuer issuing shares or granting options or warrants to purchase shares, or other security or right convertible into shares of the Issuer (collectively, "New Securities"), Mr. Shvartz had the right to exercise the Option by purchasing one Option Share for every four New Securities issued. The Issuer issued over 45,000,000 New Securities between June 5, 2011 and July 29, 2015.

On July 29, 2015, Mr. Shvartz exercised the Option and purchased 10,840,970 (post-split) shares of common stock from Messrs. Cuison and Golez.

Item 4.	Purpose of Transaction

Mr. Shvartz's acquisition of the shares was made in connection with his interest in owning a substantial number of shares of the Issuer, which has developed a potential treatment for juvenile diabetes.

_________________________________________
1 On August 23, 2011 (effective August 31, 2011), the Issuer implemented a 35 to one forward stock split of the authorized and issued and outstanding common stock. As a result, Mr. Shvartz’s holdings increased from 317,912 shares of common stock to 11,126,920 shares of common stock.

Depending on market conditions and other factors, Mr. Shvartz may acquire additional shares in the common stock of the Issuer as he deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise. Mr. Shvartz also reserves the right to dispose of some or all of his shares in the open market, in privately negotiated transactions to third parties or otherwise (subject to contractual and legal restrictions imposed on their sale).

As of the date hereof, except as described above, Mr. Shvartz does not have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any material change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s Certificate of Incorporation or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)	As of August 11, 2015, the aggregate number and percentage of shares in the common stock of the Issuer beneficially owned by Mr. Shvartz was 21, 967,890 shares, or approximately 22%.

(b)	Mr. Shvartz has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 21,967,890 shares in the common stock of the Issuer.

(c)	Other than as described in Item 3 above, Mr. Shvartz has not effected any transaction involving shares in the common stock of the Issuer in the past sixty days.

(d)	N/A

(e)	N/A.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Guilbert Cuison and Jerome Golez granted to Oded Shvartz an option to purchase from them up to a total of 309,742 (pre-split) or 10,840,970 (post-split) shares of the Issuer, subject to the occurrence of certain events. Except as set forth above, in Item #3 or as set forth in the exhibits, there are no contracts, arrangements, understandings or relationships between Mr. Shvartz and any other person with respect to any securities of the Issuer.

Item 7	Material to be Filed as Exhibits

7.1	Affiliate Stock Purchase Agreement dated June 5, 2011 among Guilbert Cuison, Jerome Golez and Mr. Shvartz (attached to schedule 13D filed 07/07/2011).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 12, 2015
Dated

/s/ Oded Shvartz
Signature

Oded Shvartz
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).